                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             Stratesec Incorporated
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    862792108
                                ----------------
                                 (CUSIP Number)

                           Eduardo Orlansky, President
                              Bankest Capital Corp.
                               999 Brickell Avenue
                              Miami, Florida 33131
                              Phone: (305) 358-5610
                              ---------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 24, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  862792108                                                Page 2 of 10




1    NAMES OF REPORTING PERSONS                            Bankest Capital Corp.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       592763892


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
     N/A                                                                  (b)[_]


3    SEC USE ONLY


4    SOURCE OF FUNDS*                                                         AF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [_]

     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION                                Florida


NUMBER OF                7       SOLE VOTING POWER                     6,600,000
SHARES
BENEFICIALLY             8       SHARED VOTING POWER                           0
OWNED BY
EACH                     9       SOLE DISPOSITIVE POWER                6,600,000
REPORTING
PERSON WITH              10      SHARED DISPOSITIVE POWER                      0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                   6,600,000 shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
     N/A


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   42.88%


14   TYPE OF REPORTING PERSON*                                                CO

                                  SCHEDULE 13D

CUSIP No.  862792108                                          Page 3 of 10 Pages


1    NAMES OF REPORTING PERSONS                      Bankest International, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       591383879


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]

     N/A

3    SEC USE ONLY


4    SOURCE OF FUNDS*                                                         AF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [_]

     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION                                Florida


NUMBER OF                7       SOLE VOTING POWER                             0
SHARES
BENEFICIALLY             8       SHARED VOTING POWER                           0
OWNED BY
EACH                     9       SOLE DISPOSITIVE POWER                        0
REPORTING
PERSON WITH              10      SHARED DISPOSITIVE POWER                      0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                             6,600,000 shares owned
by the above Reporting Person's wholly-owned subsidiary, Bankest Capital Corp.
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
     N/A
     ---

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   42.88%


14   TYPE OF REPORTING PERSON*                                                CO

                                  SCHEDULE 13D

CUSIP No.  862792108                                          Page 4 of 10 Pages


1    NAMES OF REPORTING PERSONS                                E.S. Bankest L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       650887242


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]

     N/A

3    SEC USE ONLY


4    SOURCE OF FUNDS*                                                         OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [_]

     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION                                Florida


NUMBER OF                7       SOLE VOTING POWER                             0
SHARES
BENEFICIALLY             8       SHARED VOTING POWER                           0
OWNED BY
EACH                     9       SOLE DISPOSITIVE POWER                        0
REPORTING
PERSON WITH              10      SHARED DISPOSITIVE POWER                      0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                             6,600,000 shares owned
by the above Reporting Person parent, Bankest Capital Corp.
-----------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
     N/A
     ---

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   42.88%


14   TYPE OF REPORTING PERSON*                                                OO

                                  SCHEDULE 13D

CUSIP No. 862792108                                           Page 5 of 10 Pages


1    NAMES OF REPORTING PERSONS                                 Eduardo Orlansky
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       N/A


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]

     N/A
     ---

3    SEC USE ONLY


4    SOURCE OF FUNDS*                                                         AF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [_]
     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.


NUMBER OF                7       SOLE VOTING POWER                             0
SHARES
BENEFICIALLY             8       SHARED VOTING POWER                           0
OWNED BY
EACH                     9       SOLE DISPOSITIVE POWER                        0
REPORTING
PERSON WITH              10      SHARED DISPOSITIVE POWER                      0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                             6,600,000 shares owned
by Bankest Capital Corp., which is wholly-owned by Bankest International, Inc., 50% of the capital stock of which is owned by the above Reporting Person
------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
     N/A
     ---

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   42.88%


14   TYPE OF REPORTING PERSON*                                                IN

                                  SCHEDULE 13D

CUSIP No.  862792108                                          Page 6 of 10 Pages


1    NAMES OF REPORTING PERSONS                                  Hector Orlansky
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       N/A


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]

     N/A
     ---

3    SEC USE ONLY


4    SOURCE OF FUNDS*                                                         AF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           [_]

     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.


NUMBER OF                7       SOLE VOTING POWER                             0
SHARES
BENEFICIALLY             8       SHARED VOTING POWER                           0
OWNED BY
EACH                     9       SOLE DISPOSITIVE POWER                        0
REPORTING
PERSON WITH              10      SHARED DISPOSITIVE POWER                      0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                             6,600,000 shares owned
by Bankest Capital Corp., which is wholly-owned by Bankest International, Inc., 50% of the capital stock of which is owned by the above Reporting Person
------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
     N/A
     ---

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   42.88%


14   TYPE OF REPORTING PERSON*                                                IN

Item 1.  Security and Issuer
         -------------------

           This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of Stratesec Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14360 Sullyfield Circle, Suite B, Chantilly, Virginia 20151.

Item 2.    Identity and Background
           -----------------------

           a.- f. This Schedule 13D is being filed by (i) Bankest Capital Corp., a Florida corporation ("BCC"); (ii) Bankest International, Inc., a Florida corporation ("BII"); (iii) E.S. Bankest L.C., a Florida limited liability company ("ESB"); (iv) Eduardo Orlansky ("E. Orlansky"); and (v) Hector Orlansky ("H. Orlansky"). The principal business of BCC is accounts receivable and trade financing and factoring. BCC provides financing to customers in a wide variety of industries, and owns all of the outstanding membership interests of ESB. ESB is also engaged in the factoring business. BII is a holding company that owns all of the outstanding capital stock of BCC and other non-finance/factoring subsidiaries, and conducts no other business. ESB's, BCC's, BII's principal business address is 999 Brickell Avenue, 11th Floor, Miami, Florida 33131.

                    E. Orlansky and H. Orlansky each own 50% of the outstanding capital stock of BII. E. Orlansky is the Director and President of BII, the Director and President of BCC and the Manager, Director and Chairman of ESB, respectively. H. Orlansky is the Director and Secretary of BII, the Director and Vice President of BCC and the Manager, Director and President of ESB, respectively. The principal business address of E. Orlansky and H. Orlansky is Bankest Capital Corp., 999 Brickell Avenue, 11th Floor, Miami, Florida 33131. The name, position, present principal occupation, principal business address and citizenship of each executive officer and director of BII, BCC and ESB are set forth on Appendix A attached hereto and made a part hereof.

                    During the past five years, none of BCC, BII, ESB, E. Orlansky, or H. Orlansky, and, to the knowledge of such Reporting Persons, none of the other individuals named on Appendix A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) during the past five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------

           See response to Item 4 below.

Item 4.    Purpose of Transaction
           ----------------------

           This Schedule 13D is being filed as a result of (i) the execution and delivery of the Stratesec Incorporated Agreement dated January 24, 2003 (the "Stratesec Agreement") between the Issuer and ESB; and (ii) the issuance by the Issuer to BCC of 6,600,000 shares of Common Stock (the "Shares") on March 3, 2003 pursuant to the terms of the Stratesec Agreement.

                                     7 of 10

Pursuant to the terms of the Stratesec Agreement, the Issuer agreed with ESB to sell a total of 7,000,000 shares of Common Stock to ESB and/or its designees at $0.25 per share, for a total consideration of $1,750,000, with payment for such shares to be made to the Issuer by deducting a total of $1,750,000 from the Issuer's outstanding indebtedness to ESB. In accordance with the Stratesec Agreement, ESB designated BCC to receive the 6,600,000 of the 7,000,000 shares, and designated Diana Garmendia to receive the remaining 400,000 shares (the "Garmendia Shares"). Ms. Garmendia is not an affiliate of ESB, BCC, BII, E. Orlansky or H. Orlansky, and has no beneficial ownership interest in the Shares. None of ESB, BCC, BII, E. Orlansky or H. Orlansky has any beneficial ownership interest in the Garmendia Shares. No consideration was received by ESB or any of the other Reporting Persons in connection with Ms. Garmendia's acquisition of the Garmendia Shares.

           The undersigned Reporting Persons do not have any present plans or proposals relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's corporate structure or business; (g) any change in the Issuer's certificate of incorporation or by-laws, or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

           The foregoing descriptions of the Stratesec Agreement are qualified in their entirety by reference to such agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

           a. - b. As of March 3, 2003, BCC beneficially owned the Shares, which represent 42.88% of the outstanding shares of the Issuer on March 3, 2003, based on information received from the Issuer. BCC has sole voting and investment power with respect to the Shares. As the holder of all of the outstanding shares of Common Stock of BCC, BII may be deemed to be the beneficial owner of the Shares. As the holder of 50% of the capital stock of BII, E. Orlansky may be deemed to be the beneficial owner of the Shares. As the holder of 50% of the capital stock of BII, H. Orlansky may be deemed to be the beneficial owner of the Shares.

           c.   Not applicable.

           d.   Not applicable.

           e.   Not applicable.

Item 6.    Contacts, Arrangements, Understandings or Relationships With Respect
           --------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------

           See response to Item 4 above. Other than as set forth in Item 4 above, to the knowledge of the undersigned Reporting Persons, none of the persons identified in Item 2 or in Annex A is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

                                    8 of 10

Item 7.    Material to be Filed as Exhibits
           --------------------------------

           A. Stratesec Incorporated Agreement dated January 24, 2003 between Stratesec Incorporated and E. S. Bankest L.C.

           B. Joint Filing Agreement dated March 12, 2003 by and among Bankest Capital Corp., Bankest International, Inc., Eduardo Orlansky and Hector Orlansky

                                    9 of 10

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 12, 2003

                                          Bankest Capital Corp.

                                          By:  /s/ Eduardo Orlansky
                                             ----------------------
                                               Eduardo Orlansky, President

                                          Bankest International, Inc.

                                          By:  /s/ Eduardo Orlansky
                                             ----------------------
                                               Eduardo Orlansky, President

                                          E.S. Bankest L.C.

                                          By:  /s/ Eduardo Orlansky
                                             ----------------------
                                               Eduardo Orlansky, Manager

                                          /s/ Eduardo Orlansky
                                          --------------------
                                          Eduardo Orlansky

                                          /s/ Hector Orlansky
                                          -------------------
                                          Hector Orlansky

                                    10 of 10

                                                                      APPENDIX A

              OFFICERS, DIRECTORS AND MANAGERS OF E.S. BANKEST L.C.

Name                    Title                 Address               Citizenship
----                    -----                 -------               -----------

Eduardo Orlansky        Manager               999 Brickell Avenue            USA
                        Director              11th Floor
                        Chairman              Miami, Florida 33131

Hector Orlansky         Manager               999 Brickell Avenue            USA
                        Director              11th Floor
                        President             Miami, Florida 33131

Dominick Parlapiano     Manager               999 Brickell Avenue            USA
                        Director              11th Floor
                        Sr. Vice President    Miami, Florida 33131

Edward L. Dubner        Sr. Vice President    999 Brickell Avenue            USA
                                              11th Floor
                                              Miami, Florida 33131

Carlos Mendez           Sr. Vice President    999 Brickell Avenue            USA
                                              11th Floor
                                              Miami, Florida 33131


                 OFFICERS AND DIRECTORS OF BANKEST CAPITAL CORP.

Name                    Title                 Address               Citizenship
----                    -----                 -------               -----------

Eduardo Orlansky        Director              999 Brickell Avenue            USA
                        President             11th Floor
                                              Miami, Florida 33131

Hector Orlansky         Director              999 Brickell Avenue            USA
                        Vice President        11th Floor
                        Secretary             Miami, Florida 33131
                        Treasurer

Dominick Parlapiano     Vice President        999 Brickell Avenue            USA
                                              11th Floor
                                              Miami, Florida 33131

Carlos Mendez           Vice President        999 Brickell Avenue            USA
                                              11th Floor
                                              Miami, Florida 33131

                                     1 of 2

              OFFICERS AND DIRECTORS OF BANKEST INTERNATIONAL, INC.

Name                    Title                 Address               Citizenship
----                    -----                 -------               -----------

Eduardo Orlansky        Director              999 Brickell Avenue            USA
                        President             11th Floor
                                              Miami, Florida 33131

Hector Orlansky         Director              999 Brickell Avenue            USA
                        Secretary             11th Floor
                                              Miami, Florida 33131

                                     2 of 2

                                                                       Exhibit A


                             STRATESEC INCORPORATED
                                    AGREEMENT

STRATESEC Incorporated ("STRATESEC", the "Company") agrees to sell 7,000,000 (seven million) shares of newly issued common stock, par value $0.01 per share (the "Shares") to E. S. Bankest LLC and/or its designees ("Bankest et al."), at $0.25/share for total consideration of $1,750,000, with payment made to STRATESEC by deducting $1,750,000 from STRATESEC's outstanding indebtedness to E.S. Bankest LLC.

E.S. Bankest LLC and/or its designees ("Bankest et al.") hereby represent and warrant to the Company as follows:

       (a) Experience. They are accredited investors (i) within the meaning of
           ----------
Regulation D promulgated under the Securities Act and (ii) is/are experienced in evaluating and investing in companies such as the Company, are able to fend for themselves in the transactions contemplated, have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of Bankest et al.'s investment, and have the ability to bear the economic risks of such investment hereunder.

       (b) Investment. Bankest et al. is acquiring the Shares for investment in
           ----------
its own accounts. Bankest et al. understands that the Shares have not been registered under the Securities Act of 1933 by reason of a specific exemption from the registration provisions of the Securities Act.

       (c) Public Market. Bankest et al. understands that the Shares being
           -------------
acquired may not be sold or publicly traded until the Company files a registration statement with the Securities and Exchange Commission. The Company agrees that it will include the Shares being acquired by Bankest et al. in any registration statement with the Securities and Exchange Commission. The Company agrees that it will include the Shares being acquired by Bankest et al. in any registration statement that it files in connection with the registration of its securities. The Company will cooperate in any sale of securities by Bankest et al. in compliance with Rule 144 and will pay the costs of any legal opinion required in relation to the sale or transfer of the Shares.

       (d) Access to Data. Bankest et al. has carefully reviewed all material
           --------------
and information relevant to the Company provided to them, and have made such independent investigations as they have deemed necessary. Bankest et al. has received all of the information they believe required to make an informed decision regarding this investment. Any questions raised by Bankest et al. concerning the transaction have been answered to their satisfaction. Bankest et al.'s decision to invest is based on Bankest et al.'s own evaluation of the risks and merits of the investment and the Company's proposed business activities.

ES. Bankest, LLC and/or its designees represents that the foregoing is true and correct to the best of their knowledge.

Dated: January 24, 2003, at Miami, Florida.


                                         /s/ Eduardo Orlansky
                                        ----------------------------------------
                                         Signature


                                         Eduardo Orlansky
                                        ----------------------------------------
                                         (Investor's Name Printed or Typed)


                                        Address: 999 Brickell Ave, Penthouse
                                                --------------------------------
                                         Miami, Fl. 33131
                                        ----------------------------------------


Accepted and Agreed to,

STRATESEC,Incorporated

By: Wirt D. Walker, III
   -----------------------------------
    Wirt D. Walker, III, Chairman

Date: January 27, 2003
     ----------------------------------

                                                                       EXHIBIT B

                             JOINT FILING AGREEMENT

The undersigned, Bankest Capital Corp., Bankest International, Inc., E.S. Bankest L.C., Eduardo Orlansky and Hector Orlansky agree that the Schedule 13D to which this Agreement is attached, relating to the common stock, par value $.01 per share, of Stratesec Incorporated, is filed on behalf of each such party.

Date:  March 12, 2003

                                              Bankest Capital Corp.

                                              By:  /s/ Eduardo Orlansky
                                                 ----------------------
                                                  Eduardo Orlansky, President

                                              Bankest International, Inc.

                                              By:  /s/ Eduardo Orlansky
                                                 ----------------------
                                                   Eduardo Orlansky, President

                                              E.S. Bankest L.C.

                                              By:  /s/ Eduardo Orlansky
                                                 ----------------------
                                                   Eduardo Orlansky, Manager

                                              /s/ Eduardo Orlansky
                                              --------------------
                                              Eduardo Orlansky

                                              /s/ Hector Orlansky
                                              -------------------
                                              Hector Orlansky